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[September 23, 2008]

Board of Trustees
AIM Equity Funds
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173

Re: Initial Capital Investment in New Institutional Class Shares of AIM Summit
    Fund (the "Fund") of AIM Equity Funds (the "Trust")

Ladies and Gentlemen:

We shall and hereby agree to purchase shares equal to the following dollar amount for the Fund.

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FUND AND CLASS                                   AMOUNT             DATE
--------------                                 ----------   --------------------
AIM Summit Fund - Institutional Class Shares   $10,000.00   [September 22, 2008]

We understand that the price per shares for the Institutional Class Shares of the Fund will be equal to the next determined net asset value per share of the Class A Shares of the Fund.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day's advance written notice of any intended redemption and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

Sincerely yours,

INVESCO AIM ADVISORS, INC.


-------------------------------------
John M. Zerr
Senior Vice President

cc: Mark Gregson
    Gary Trappe